SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Unaudited Key Performance Indicators for the First Three Quarters of 2021, dated October 20, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 22, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST THREE QUARTERS OF 2021

The unaudited financial data of the Group for the first three quarters of 2021:

•Operating revenue was RMB648.6 billion, up by 12.9% over the same period last year; of which, revenue from telecommunications services was RMB572.9 billion, up by 9.0% over the same period last year

•EBITDA was RMB237.5 billion, up by 9.5% over the same period last year

•Profit attributable to equity shareholders was RMB87.2 billion, up by 6.9% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2021.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data	For the period from	For the period from
	1 January 2021 to 30 September 2021	1 January 2020 to 30 September 2020	Change
Operating Revenue (RMB)	648.6 billion	574.4 billion	12.9%
Of which, Revenue from Telecommunications Services (RMB)	572.9 billion	525.7 billion	9.0%
Sales of Products and Others (RMB)	75.8 billion	48.7 billion	55.4%
EBITDA (RMB) EBITDA Margin Profit before Taxation (RMB)	237.5 billion 36.6% 115.0 billion	216.9 billion 37.8% 107.8 billion	9.5% 6.7%
Profit Attributable to Equity Shareholders (RMB)	87.2 billion	81.6 billion	6.9%
Margin of Profit Attributable to Equity Shareholders	13.4%	14.2%

Operating Data

	As at 30 September 2021/ For the period from 1 January 2021 to 30 September 2021	As at 30 June 2021/ For the period from 1 January 2021 to 30 June 2021
Mobile Business
Total Customers	956 million	946 million
Net Additional Customers*	13.79 million	3.59 million
4G Customers	816 million	799 million
5G Package Customers	331 million	251 million
5G Network Customers**	160 million	127 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	50.1	52.2
Total Voice Usage (minutes)*	2,246.8 billion	1,479.9 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)*	265	264
Handset Data Traffic (GB)*	90.8 billion	58.2 billion
Average Handset Data Traffic per User per Month (DOU) (GB/user/month)*	12.3	11.9
SMS Usage (messages)*	673.9 billion	441.1 billion

Wireline Broadband Business
Total Customers	235 million	226 million
Net Additional Customers*	25.03 million	15.28 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	34.8	36.1

* for the relevant reporting period

**	5G network customers are mobile customers who have used the 5G network in the current month and stayed on the network at the end of the month

In the face of a complex and volatile internal and external business environment, the Group firmly seized the development opportunities engendered by accelerated digital transformation of the economy and society and upheld its overarching strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”. It maintained a solid industry-leading position and achieved high-quality development, with business performance demonstrating favourable trends across-the-board for the first three quarters of 2021.

The Group took various measures to precisely manage its customer base and put equal emphasis on enhancing both the scale and quality of its 5G business, continuously leading the upgrade of personal information and communication consumption. The number of mobile customers continued to trend up positively with a net addition of 10.20 million for the third quarter of 2021, bringing the total number of mobile customers to around 956 million as at 30 September 2021. The total numbers of 5G package customers and 5G network customers reached 331 million and 160 million respectively, and this set of numbers has demonstrated the continuous optimization of the Group’s customer structure. During the first three quarters of the year, handset data traffic increased by 39.1% year-on-year to 90.8 billion GB with handset data DOU exceeding 12GB. Mobile ARPU increased by 2.6% year-on-year to RMB50.1 for the first three quarters of the year. The Group will continue to pursue its business development strategy that integrates data access, applications and customer benefits and place a focus on scale-based and value-oriented operating practices, achieving stable and healthy growth in mobile ARPU for the full-year of 2021.

The Group continued to foster its leading position in broadband services, TV services and smart home services by placing a steadfast focus on quality, content and applications correspondingly. It continued to grow its “Home” market in terms of both business scale and revenue. As at 30 September 2021, the Group’s total number of wireline broadband customers was 235 million, with a net increase of 25.03 million for the first three quarters of the year. Among them, household broadband customers recorded a net increase of 21.64 million. For the first three quarters of the year, wireline broadband ARPU increased by 7.3% year-on-year to RMB34.8 and household broadband blended ARPU increased by 10.7% year-on-year to RMB39.8.

The “Business” market demonstrated strong growth momentum following the Group’s ongoing efforts to drive the integrated development of “Cloud + Network + DICT”. For the first three quarters of the year, the Group’s DICT revenue reached RMB48.9 billion, maintaining very rapid growth.

The Group’s operating revenue increased by 12.9% year-on-year to RMB648.6 billion for the first three quarters of 2021. Of which, revenue from telecommunications services grew by 9.0% year-on-year to RMB572.9 billion and that from the sales of products and others grew by 55.4% year-on-year to RMB75.8 billion. The Group will continue to pursue the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, following the path of digital-intelligent transformation to strive for high-quality growth, thereby achieving favourable growth in telecommunications services revenue for the full-year of 2021.

The Group’s profit attributable to equity shareholders increased by 6.9% year-on-year to RMB87.2 billion for the first three quarters of 2021. Margin of profit attributable to equity shareholders was 13.4% with ongoing leading profitability. EBITDA increased by 9.5% year- on-year to RMB237.5 billion with EBITDA as a percentage of telecommunications service revenue standing at 41.5%.

The Group will take measures to further increase revenue, control costs, exploit and tap into potential and raise efficiency, achieving favourable growth in profit attributable to equity shareholders for the full-year of 2021. The Group will also continue to strengthen the management of funds, assets and capital, continuously enhancing company value. In the meantime, it will further strengthen risk management and control, building a solid foundation for its sustainable and healthy development.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited Yang Jie

Chairman

Hong Kong, 20 October 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.